

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2011

Laura H. Wright
Chief Financial Officer
Southwest Airlines Co.
P.O. Box 36611
Dallas, Texas 75235-1611

      Re: Southwest Airlines Co.
      Form 10-Q for the Quarter Ended March 31, 2011
      Filed on April 25, 2011
      File No. 001-00812

Dear Ms. Wright:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      Lyn Shenk
      Branch Chief